Winners, Inc.

1180 North Town Center Drive

Suite 100 #179

Las Vegas, NV 89144

March 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Daniel Morris, Esq.

Re:	Winners, Inc. fka GoooGreen, Inc.
Offering	Statement on Form 1-A

Filed February 16, 2021

File No. 024-11355

Ladies and Gentlemen:

By letter dated March 5, 2021, the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided Winners, Inc. (the "Company") with comments on the Company's Offering Statement on Form 1-A, described above.

This letter contains the Company's responses to the Staff's comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff's letter to the Offering Statement.

The Company has revised the Offering Statement in response to the Staff's comments in its letter and pursuant to a subsequent telephone call with our counsel, and is concurrently filing Amendment No 2.

For 1-A Filed February 16, 2021

Cover Page

  We note that you have revised the offering statement to indicate that you intend to offer up to 100 million shares at a range of $0.005 - $0.25. Under Rule 253(b)(2)(ii), the upper end of the range must be used in determining the aggregate offering price, which means your maximum offering amount is $25 million and exceeds the offering amount for Tier 1 offerings permitted under Rule 251(a)(1). Please advise and revise as appropriate.

COMPANY'S RESPONSE

We have decreased the amount of the upper range to $0.20.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Daniel Morris, Esq.

Liquidity and Capital Resources, page 37

  We note your response to prior comment 10. Please revise to describe the material terms of your agreement with Pete Rose and file the agreement as an exhibit to the offering statement. In addition, please file your agreements with the national media buyer referenced in your response to prior comment 10.

COMPANY'S RESPONSE

We have expanded the discussion of the terms of the Pete Rose agreement and are filing the agreement as an exhibit. We are also filing as an exhibit the agreement with the media buyer.

Arrangements with VWIN Handicappers, page 45

  If material, please file your agreements with your handicappers. Also, please expand your disclosure in this section to describe the “related content” that is sold and advertised on your website under this agreement and, if material, whether you receive additional compensation for any sales of "related content" sourced through your website.

COMPANY'S RESPONSE

We do not believe that the agreements with the handicappers are material because they are commission based and terminable upon 30 days’ notice. We have expanded our discussion of related content and indicated that no additional compensation is or will be payable.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Winners Inc.

/s/ Thomas Terwilliger
By Thomas Terwilliger, Chief Executive Officer

cc:	David L. Ficksman